Exhibit 99.1

Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act]

Biofrontera AG

16.03.2020

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
Change of breakdown of voting rights
Other reason:

3. Details of person subject to the notification obligation

Legal entity: Maruho Co., Ltd. City of registered office, country: Osaka, Japan

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

Maruho Deutschland GmbH

5. Date on which threshold was crossed or reached:

02 March 2020

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.88%	2.14%	32.02%	44849365
Previous notification	28.14%	0.00%	28.14%	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)		Indirect (Sec. 34 WpHG)
DE0006046113		13399965		%	29.88%
Total	13399965		29.88%

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
%
		Total			%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Subscription right on mandatory convertible bond 2020/2024	31.03.2020	until 31.03.2020	Physical	478570	1.07%
Subscription right on mandatory convertible bond 2020/2026	31.03.2020	until 31.03.2020	Physical	478599	1.07%
			Total	957140	2.14%

8. Information in relation to the person subject to the notification obligation

Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)		% of voting rights through instruments (if at least 5% or more)		Total of both (if at least 5% or more)
Maruho Co., Ltd.		%		%		%
Maruho Deutschland GmbH	29.88%		2.14%		32.02%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG

(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:

Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights		Proportion of instruments		Total of both
	%		%		%

10. Other explanatory remarks:

Date

13 March 2020

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com